# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: C000069477
Title of class of securities: iShares International Treasury Bond ETF
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001541597-26-000003
Filed by CIK 0001541597

## Reporting persons
- Itau USA Asset Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,000,679; shared voting power 0; sole dispositive power 7,000,679; shared dispositive power 0; aggregate amount beneficially owned 7,000,679 (21.4% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing: Itau USA Asset Management, Inc.
Address of principal business office or, if none, residence: 599 LEXINGTON AVENUE, 34TH FLOOR, NY, NY 10022
Citizenship: DELAWARE, UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
ESP_AAAMODERAT 3,665,091
ESP_AAACONSERV 3,060,724
ESP_AAABALBOND 242,634
ESP_SMASOL60 18,080
ESP_SMASOL53 9,878
ESP_SMASOL32 2,136
ESP_SMASOL31 2,136

Aggregate 7,000,679 shares
Percent of class: 21.40%
Sole power to vote or to direct the vote:
ESP_AAAMODERAT 3,665,091
ESP_AAACONSERV 3,060,724
ESP_AAABALBOND 242,634
ESP_SMASOL60 18,080
ESP_SMASOL53 9,878
ESP_SMASOL32 2,136
ESP_SMASOL31 2,136

Aggregate 7,000,679 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
ESP_AAAMODERAT 3,665,091
ESP_AAACONSERV 3,060,724
ESP_AAABALBOND 242,634
ESP_SMASOL60 18,080
ESP_SMASOL53 9,878
ESP_SMASOL32 2,136
ESP_SMASOL31 2,136

Aggregate 7,000,679 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
ESP_AAAMODERAT 3,665,091
ESP_AAACONSERV 3,060,724
ESP_AAABALBOND 242,634
ESP_SMASOL60 18,080
ESP_SMASOL53 9,878
ESP_SMASOL32 2,136
ESP_SMASOL31 2,136

Aggregate 7,000,679 shares equivalent to 21.40%

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Itau USA Asset Management Inc.: Ken Goodall, Chief Compliance Officer (10/05/2026)